================================================================================
                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

================================================================================

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X]                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                    EXCHANGE ACT OF 1934
                    FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                    OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                    FOR THE TRANSITION PERIOD FROM ______ TO ______

COMMISSION FILE NUMBER 1-10888

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             TOTAL FINA ELF FINANCE USA, INC. EMPLOYEE SAVINGS PLAN
                             800 GESSNER, SUITE 700
                              HOUSTON, TEXAS 77024

================================================================================

                                   TOTAL S.A.
                              2 PLACE DE LA COUPOLE
                                LA DEFENSE 92078
                                  PARIS FRANCE

                          INDEPENDENT AUDITORS' REPORT

The Administrative Committee
Total Fina Elf Finance USA, Inc. Employee Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Total Fina Elf Finance USA, Inc. Employee Savings Plan (the
Plan) as of December 31, 2002 and 2001 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
------------

Houston,Texas
June 19, 2003

             TOTAL FINA ELF FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2002 and 2001

                                                             2002              2001
                                                        -------------     -------------
Assets:
  Investments, at fair value                            $  55,617,550        59,618,491

Receivables:
  Employee contributions                                       99,102           173,413
  Company contributions                                        61,652           114,904
  Pending sales                                                15,637                --
                                                        -------------     -------------
             Total receivables                                176,391           288,317
                                                        -------------     -------------
             Net assets available for plan benefits     $  55,793,941        59,906,808
                                                        =============     =============

See accompanying notes to financial statements.

             TOTAL FINA ELF FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 2002

Contributions:
  Employee                                                                        $    2,439,586
  Company                                                                              1,542,990
                                                                                  --------------
             Total contributions                                                       3,982,576

  Investment income (loss):
    Interest                                                                             804,549
    Dividends                                                                            522,261
    Net depreciation in fair value of mutual funds                                    (6,506,035)
    Net appreciation in fair value of American Depositary Shares and Warrants            434,277
                                                                                  --------------
            Total investment loss                                                     (4,744,948)

Payment to participants                                                               (3,340,267)
Administrative expenses                                                                  (10,228)
                                                                                  --------------
            Net decrease in net assets                                                (4,112,867)

Net assets available for plan benefits, beginning of year                             59,906,808
                                                                                  --------------
Net assets available for plan benefits, end of year                               $   55,793,941
                                                                                  ==============

See accompanying notes to financial statements.

             TOTAL FINA ELF FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

(1)      DESCRIPTION OF THE PLAN

         The following description of the Total Fina Elf Finance USA, Inc. Employee Savings Plan (the Plan), provides only general information. Participants should refer to the Plan document as amended for a more complete description of the Plan's provisions.

         (a)      GENERAL

                  The Plan is a defined contribution plan in which all employees of Total Fina Elf Finance USA, Inc. (the Company) and certain of its affiliates are eligible to participate.

                  Regular, full-time employees are eligible to participate in the Plan on their date of hire unless they are covered under a collective bargaining agreement which does not provide for participation in the Plan or on expatriate service status with an affiliate that does not participate in the Plan. Temporary and part-time employees are eligible to participate in the Plan upon the completion of 1,000 hours of service in the first 12-month period of employment or any calendar year following their date of employment.

                  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code). The Plan is administered by the Company and advised by a committee whose members are appointed by the Company's board of directors (the Administrative Committee). The assets of the Plan are held and invested by Fidelity Management Trust Company (Fidelity or Trustee) who also serves as the Plan's trustee.

         (b)      CONTRIBUTIONS AND VESTING

                  Employees electing to participate may contribute from 1% to 75% of their base salary to the Plan on a pretax basis, an after-tax basis, or combination thereof. The Company will make a matching contribution of up to 6% of the employee's base salary. The Company's contributions vest 20% for each year of service. Participants who are age 50 or older before the close of the plan year may elect to make a catch-up contribution, subject to certain limitations under the IRC ($1,000 per participant in 2002). The Company does not match employee catch-up contributions.

                  Employee and Company contributions, as described, are subject to various limitations imposed by the Code. Under the terms of the Plan, employee pretax contributions are limited to amounts provided under Sections 402 (g) of the Code.

                  Eligible participants may also elect to rollover distributions from a former employer's qualified retirement plan.

         (c)      PARTICIPANT ACCOUNTS

                  Each participant's account is credited with the participant's contributions, the Company matching contributions, and an allocation of Plan earnings, net of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                                       4                             (Continued)

             TOTAL FINA ELF FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

         (d)      PAYMENT OF BENEFITS AND FORFEITURES

                  Distributions are made in a lump sum or for balances greater than $5,000 in installment payments as elected by the participant after termination of employment. Distributions from the participant's account invested in the Total Fina Elf S.A., American Depositary Shares (American Depositary Shares), and Total Fina Elf S.A., Warrants (Warrants) are made in cash, unless the participant elects to receive the distribution in-kind with the value of fractional shares paid in cash. Distributions from other funds are made in cash.

                  While employed, a participant may make withdrawals from his or her Company or employee contribution accounts (as allowed under Internal Revenue Service (IRS) regulations) subject to certain restrictions as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship.

                  When a participant terminates employment, he or she is entitled to withdraw his or her total vested account balance. A participant's nonvested percentage of the Company's matching contribution shall become a forfeiture upon a participant's termination of employment for reasons other than retirement, death, or permanent disability. Forfeitures are used to reduce the Company's matching contributions for the Plan year. Forfeitures available to offset future Company contributions were $93,735 and $68,913 at December 31, 2002 and 2001, respectively.

       (e)    PARTICIPANT LOANS

                  A participant may obtain loans from the Plan secured by the pledge of the participant's account balance. Loans are to be greater than $1,000 and may not exceed the lesser of $50,000, less the participant's highest outstanding loan balance during the preceding 12 months or 50% of the participant's vested account balance in the Plan. Loans bear interest at two percentage points above the five-year U.S. treasury note rate or the standard lending rate for twenty-year, fixed-rate home mortgage loans if the loan is to acquire the principal residence of the participant (home loans). Home loans can be repaid at terms up to twenty years; other loans have terms of five years.

         (f)      INVESTMENT OPTIONS

                  Participants may allocate their contributions (in multiples of 1%) and those of the Company among eight mutual funds, a common/collective trust fund, and American Depositary Shares.

                  Warrants received as a result of the transfer of participant accounts from a prior plan may continue to be held by the participant, but are not available for future investment.

                  Employees may change their contribution allocation between investment options for future contributions and transfer prior contributions and associated earnings between investment options subject to certain restrictions set forth in the Plan.

         (g)      PLAN TERMINATION

                  Upon termination of the Plan, each participant would immediately become fully vested in his or her contributions, and the total amount in each participant's account would be distributed to such participant. The rights of affected participants to their accounts as of the date of termination shall be nonforfeitable.

                                       5                             (Continued)

             TOTAL FINA ELF FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      BASIS OF ACCOUNTING

                  The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

         (b)      VALUATION OF INVESTMENTS

                  Quoted market prices are used to determine the fair value of the investments in mutual funds, American Depositary Shares, and Warrants. The common/collective trust fund is valued at fair value based upon the quoted market values of the underlying assets. Participant loans are valued at cost which approximates fair value. Securities transactions are recorded on the trade date. Interest and dividends are recorded on the accrual basis.

                  The common/collective trust fund invests primarily in guaranteed investment contracts (GICs) and synthetic GICs. The GICs and synthetic GICs are fully benefit-responsive and are recorded at contract value, which approximates fair value. Contract value is determined based on invested principal plus interest earned thereon. The effective yield of the common/collective trust fund was 4.95% for the year ended December 31, 2002.

                  Net appreciation (depreciation) from mutual funds includes realized gains (losses) on the sale of investments, and unrealized appreciation (depreciation) in fair value of investments. Net appreciation in fair value of American Depositary Shares and Warrants includes realized gains (losses) on the sale of American Depositary Shares and Warrants and unrealized appreciation (depreciation) in fair value of American Depositary Shares and Warrants.

         (c)      USE OF ESTIMATES

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

                                       6                             (Continued)

             TOTAL FINA ELF FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

(3)      INVESTMENTS

         The fair market values of individual assets that represent 5% or more of the Plan's net assets at December 31, 2002 and 2001 are separately identified as follows:

2002:
  Fidelity Growth & Income Fund                      $   9,478,425
  Fidelity Magellan Fund                                 4,308,645
  Fidelity Managed Income Portfolio                     14,463,542
  Spartan U.S. Equity Index Fund                         3,031,131
  Total Fina Elf S.A. American Depositary Shares        12,642,459
  Fidelity Retirement Money Market Portfolio             2,849,875

2001:
  Fidelity Growth & Income Fund                      $  11,251,803
  Fidelity Magellan Fund                                 5,696,772
  Fidelity Managed Income Portfolio                     12,440,049
  Spartan U.S. Equity Index Fund                         4,082,286
  Total Fina Elf S.A. American Depositary Shares        13,656,184

(4)      TOTAL FINA ELF S.A. AMERICAN DEPOSITARY SHARES AND WARRANTS

         Each participant is entitled to exercise voting rights attributable to the American Depositary Shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not direct the Trustee as to the voting of the American Depositary Shares, the Trustee will vote the American Depositary Shares in the same proportion as the votes received by the Trustee.

         The Warrants are the result of the PetroFina S.A. and Fina, Inc. merger on August 5, 1998, and participants who held shares of Fina, Inc. stock in the prior plan at that time received the PetroFina warrants as part of the proceeds for each share of Fina, Inc. stock in their accounts. In connection with a tender offer made on May 6, 1999 by Total Fina S.A., all outstanding PetroFina warrants were exchanged for Total Fina S.A. warrants. Following a consolidation of Total Fina Elf S.A., all Total Fina S.A. warrants have been exchanged for Total Fina Elf S.A. warrants. Each warrant entitles the participant to acquire one American Depositary Share at a price of $46.94. The Warrants expire on August 5, 2003.

(5)      CONCENTRATION OF INVESTMENTS

         The Plan's investment in American Depositary Shares and Warrants represents 23% of total investments as of December 31, 2002 and 2001. Total Fina Elf S.A. is an international integrated oil and gas and specialty chemical company which engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

                                       7                             (Continued)

             TOTAL FINA ELF FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

(6)      PARTY-IN-INTEREST TRANSACTIONS

         The Plan engages in investment transactions with funds managed by Fidelity, the Trustee, a party in interest with respect to the Plan. In addition, the Plan holds American Depositary Shares and Warrants. The transactions are covered by an exemption from the "prohibited transaction" provisions of ERISA and the Code.

(7)      INCOME TAX STATUS

         The Plan obtained its latest determination letter on January 9, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Company believes that the amended and restated Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, it believes that the Plan is qualified, and the related trust is tax-exempt as of December 31, 2002 and 2001.

(8)      RISKS AND UNCERTAINTIES

         The Plan provides for investments in mutual funds, a common/collective trust fund, American Depositary Shares and Warrants. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities will occur in the near term.

(9)      SUBSEQUENT EVENTS

         Effective January 1, 2003, the Plan definition of eligible compensation was amended to include overtime hours.

         Effective May 6, 2003, Total Fina Elf S.A. changed its name to TOTAL S.A. In conjunction with the name change, Total Fina Elf S.A. American Depositary Shares and Warrants have become TOTAL S.A. American Depositary Shares and Warrants.

         Effective May 16, 2003, Total Fina Elf Finance USA, Inc. changed its name to TOTAL Finance USA, Inc.

                                                                        SCHEDULE

             TOTAL FINA ELF FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002

                                                                                                         CURRENT
  IDENTITY OF ISSUE                             DESCRIPTION OF INVESTMENT                                 VALUE
---------------------               ---------------------------------------------------------         --------------
Dreyfus Funds                       Dreyfus Founders Balanced Fund                                    $    1,186,454
Fidelity Investments*               Fidelity Cash Reserves                                                    40,442
Fidelity Investments*               Fidelity Institutional Short-Intermediate Government Fund              2,766,460
Fidelity Investments*               Fidelity Aggressive Growth Fund                                        1,749,159
Fidelity Investments*               Fidelity Growth & Income Fund                                          9,478,425
Fidelity Investments*               Fidelity Magellan Fund                                                 4,308,645
Fidelity Investments*               Fidelity Managed Income Portfolio                                     14,463,542
Fidelity Investments*               Fidelity Overseas Fund                                                 1,979,091
Fidelity Investments*               Fidelity Retirement Money Market Portfolio                             2,849,875
Fidelity Investments*               Spartan U.S. Equity Index Fund                                         3,031,131
Total Fina Elf S.A.*                Total Fina Elf S.A. American Depositary Shares                        12,642,459
Total Fina Elf S.A.*                Total Fina Elf S.A. Warrants                                             256,412
Participant loans*                  Interest rates ranging from 4.6% to 10.5%                                865,455
                                                                                                      --------------
                                                                                                      $   55,617,550
                                                                                                      ==============

* Indicates a party in interest.

See accompanying independent auditors' report.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: JUNE 26, 2003       TOTAL FINA ELF FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

                          BY: /s/ OTTO TAKKEN
                             -------------------------------
                             EXECUTIVE VICE PRESIDENT
                             CHIEF OPERATING OFFICER,
                             CHIEF FINANCIAL OFFICER, AND
                             ADMINISTRATIVE COMMITTEE MEMBER

                                INDEX TO EXHIBIT

Exhibit Number                           Description
--------------     -------------------------------------------------------------
    23.1           Independent Auditors' Consent

    99.1           Certification of Chief Executive Officer pursuant to 18
                   U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

    99.2           Certification of Chief Financial Officer pursuant to 18
                   U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.